Exhibit 99.1

N E W S    R E L E A S E

Siyata Mobile Appoints Campbell Becher to Board of Directors

Vancouver, BC – September 3, 2024 -- Siyata Mobile Inc. (Nasdaq: SYTA) (“Siyata” or the “Company”), a global developer and vendor of Push-to-Talk over Cellular (PoC) handsets and accessories, today announces the appointment of Mr. Campbell Becher to the Siyata board of directors (the “Board”) effective September 1, 2024.

Following the appointment, the Board is comprised of 4 directors, 3 of whom are independent. Mr. Becher fills the board seat vacated by Stephen Ospalak who resigned earlier.

Marc Seelenfreund, CEO of Siyata, commented, “Campbell is a seasoned investment banker with years of experience in growing small cap public companies, and we are pleased to welcome him to the Siyata Board. His leadership and financial expertise will be tremendous assets to the company as we strive to further grow our business. We thank Stephen for his many years of dedication to Siyata and wish him all the best in his next endeavors.”

Mr. Becher currently serves as the Chief Executive Officer of IberAmerican Lithium. Mr. Becher has more than 20 years of experience in investment banking, including the founding of Byron Capital Markets, where he served as CEO and led its sponsorship of the Electric Metals Conference for several years and sponsored the Industrial Minerals World Lithium Conference. Mr. Becher currently serves as a board member at Royal Helium Ltd. and Strategic Minerals Europe Corp. He previously served as a Managing Director at Haywood Securities Inc.

About Siyata Mobile

Siyata Mobile Inc. is a B2B global developer and vendor of next-generation Push-To-Talk over Cellular handsets and accessories. Its portfolio of rugged PTT handsets and accessories enables first responders and enterprise workers to instantly communicate over a nationwide cellular network of choice, to increase situational awareness and save lives. Police, fire, and ambulance organizations as well as schools, utilities, security companies, hospitals, waste management companies, resorts and many other organizations use Siyata PTT handsets and accessories today.

In support of our Push-to-Talk handsets and accessories, Siyata also offers enterprise-grade In-Vehicle solutions and Cellular Booster systems enabling our customers to communicate effectively when they are in their vehicles, and even in areas where the cellular signal is weak.

Siyata sells its portfolio through leading North American cellular carriers, and through international cellular carriers and distributors.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA”.

Visit www.siyata.net and unidencellular.com to learn more.

Investor Relations:

Brett Maas

Hayden IR

SYTA@Haydenir.com

646-536-7331

Siyata Mobile Corporate:

Glenn Kennedy, VP of International Sales

Siyata Mobile Inc.

glenn@siyata.net

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties and actual results, performance, or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites and social media have been provided as a convenience, and the information contained on such websites or social media is not incorporated by reference into this press release.

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